Exhibit 1

December 30, 2011

David Neubauer
TNDK, LLC
1045 North 115th Street, Suite 200
Omaha, Nebraska 68154

RE:           TNDK Equity Investment

Mr. Neubauer:

The purpose of this letter agreement (the “Letter Agreement”) is to set forth the terms and conditions pursuant to which TNDK, LLC, a Delaware limited liability company (“TNDK”), will make an equity investment of Five Million Dollars ($5,000,000.00) (the “TNDK Investment”) in NEDAK Ethanol, LLC (“NEDAK”) in exchange for Five Hundred (500) of the Class B Preferred Membership Units in NEDAK (the “Class B Units”) as described in that certain Private Placement Memorandum dated April 7, 2011, as supplemented July 20, 2011 and December 23, 2011 (collectively, the “PPM”), and to set forth certain other agreements between NEDAK and TNDK related to the potential TNDK Investment.

1.           TNDK Investment.  If NEDAK has satisfied all of the conditions set forth in Section 1(a) of this Letter Agreement as of December 30, 2011, then on such date TNDK shall wire funds representing the TNDK Investment (the “TNDK Subscription Funds”) into the escrow account at First Dakota National Bank (the “Escrow Agent”) established by NEDAK to hold all subscription proceeds received pursuant to the PPM and shall deliver to NEDAK concurrently therewith (a) a duly executed Subscription Agreement in the form attached hereto as Exhibit 1 (the “Subscription Agreement”), and (b) a duly executed signature page to the Fourth Operating Agreement (as defined in Section 2(c)(vi) below) (collectively, the “Subscription Documents”).  Notwithstanding anything contained herein to the contrary, NEDAK understands and agrees that the obligation of TNDK to deliver the TNDK Subscription Funds and the related Subscription Documents shall be expressly conditioned upon satisfaction of the conditions set forth in Section 2(c) of this Letter Agreement.

(a)           Joint Communication to Escrow Agent. NEDAK and TNDK shall have delivered a joint written communication to the Escrow Agent disclosing the existence of, and the terms and conditions set forth in, this Letter Agreement, and TNDK shall have received a written communication from the Escrow Agent reasonably acceptable to TNDK wherein the Escrow Agent has acknowledged the existence of, and the terms and conditions set forth in, this Letter

Agreement, and agreed that (A) it shall not release any of the subscription funds held in escrow pursuant to the Escrow Agreement, including the TNDK Subscription Funds, until the Escrow Agent has received the written confirmation from TNDK required pursuant to Section 2(b) of this Letter Agreement and (B) that it shall obligated to repay the TNDK Subscription Funds pursuant to the requirements of Section 2(g) of this Letter Agreement

2.           TNDK Investment Conditions.

(a)           Escrow Conditions.  NEDAK is currently engaged in negotiations with both its senior lending group led by AgCountry Farm Credit Services (the “Senior Lending Group”) related to a senior secured credit facility (the “Senior Loan”) and Arbor Bank (the “TIF Lender”) for its loan related to its tax increment financing (the “TIF Loan”) to restructure both the Senior Loan and the TIF Loan and address existing defaults under the respective loan agreements (the “Loan Restructuring”). As set forth in the PPM and the Escrow Agreement dated August 9, 2011 between NEDAK and the Escrow Agent (the “Escrow Agreement”), all subscription proceeds received by NEDAK pursuant to the PPM, including the TNDK Subscription Funds, shall be held in escrow until certain conditions are satisfied, including, without limitation, the following:

(i)           the Senior Lending Group shall have executed a loan modification agreement amending the Senior Loan on terms acceptable to the NEDAK Board of Directors (the “NEDAK Board”), pursuant to which all existing defaults thereunder are waived and amortization schedule and covenants modifications are adopted; and

(ii)            the TIF Lender shall have executed a loan modification agreement acceptable to the NEDAK Board, pursuant to which the TIF Loan is reinstated, all existing defaults thereunder are waived and covenant modifications acceptable to the NEDAK Board are adopted.

(b)           TNDK Approval.  In addition to the conditions set forth in 2(a) above, the Escrow Agent shall not release any of the subscription funds held in escrow pursuant to the Escrow Agreement, including the TNDK Subscription Funds, until the Escrow Agent has received a written confirmation from TNDK that: (i) the terms, conditions and final execution versions of the Loan Restructuring documentation are acceptable to TNDK, (ii) the conditions set forth in Section 2(c) of this Letter Agreement have been satisfied, and (iii) NEDAK has delivered to TNDK the documents required to be delivered to TNDK pursuant to Section 2(d) of this Letter Agreement.

(c)           Conditions Precedent to Release of TNDK Subscription Funds.  TNDK’s delivery of notice to the Escrow Agent to release the TNDK Subscription Funds shall be expressly conditioned upon satisfaction of the following:

(i)           the TIF Lender shall have agreed in a signed writing, to be effective as of the Financial Close Date, reasonably acceptable to TNDK to dismiss with prejudice its pending lawsuit against NEDAK filed with the District Court of Douglas County, Nebraska on or about August 12, 2010, including the summary judgment obtained by the TIF Lender pursuant thereto, and that pending the dismissal of such lawsuit the TIF Lender shall forebear from taking any actions to enforce the summary judgment or otherwise a final appealable order;

(ii)           NEDAK and Tenaska BioFuels, LLC (“TBF”) shall have duly executed the AMA (as defined in Section 3 of this Letter Agreement) to be effective as of the Financial Close Date;

(iii)           NEDAK shall have delivered a Secretary Certificate certifying that the NEDAK Board has approved and adopted the Fifth Amended and Restated Operating Agreement in the form attached hereto as Exhibit 2 (the “Fifth Operating Agreement”) to be effective one (1) day after the Financial Close Date;

(iv)           NEDAK shall have provided evidence reasonably acceptable to TNDK reflecting subscription funds held in escrow pursuant to the PPM in the aggregate amount of Five Million Five Hundred Thousand Dollars ($5,500,000) from subscribers for Class B Units other than TNDK;

(v)           NEDAK shall have delivered to TNDK the duly executed and notarized Payables Affidavit (as defined in Section 5(b)(ii) of this Letter Agreement);

(vi)           NEDAK shall have delivered a Secretary Certificate certifying that the Fourth Amended and Restated Operating Agreement in the form attached as Exhibit A to the PPM (the “Fourth Operating Agreement”) has been approved by the NEDAK Board as modified to reflect the new conversion rate entitling each holder of a Class B Unit to exchange one (1) Class B Unit for twelve (12) of the NEDAK common units (the “New Conversion Rate”) which Fourth Operating Agreement shall be effective upon the Financial Close Date; and

(vii)           the terms, conditions and current drafts of the documentation relative to the Loan Restructuring are acceptable to TNDK.

(d)           On the Financial Close Date, NEDAK shall deliver the following to TNDK:

(i)           an opinion (the “Legal Opinion”) from Husch Blackwell, LLP, counsel for NEDAK, dated as of the Financial Close Date, in form and substance reasonably acceptable to TNDK;

(ii)           a certified copy of the duly executed Fourth Operating Agreement; and

(iii)           a certified copy of the duly executed Fifth Operating Agreement.

(e)           TNDK Cooperation and Assistance.  TNDK agrees to cooperate and reasonably assist NEDAK in connection with the Loan Restructuring negotiations with the Senior Lending Group and the TIF Lender.

(f)           Transaction Documents.  For purposes of this Letter Agreement, the term “Transaction Documents” shall mean and refer to this (i) Letter Agreement, (ii) the Fifth Operating Agreement, (iii) the AMA and (iv) the Legal Opinion.

(g)           Repayment of TNDK Subscription Funds.  In the event the Financial Close Date does not occur on or before December 31, 2011 for any reason, then the Escrow Agent shall return directly to TNDK the TNDK Subscription Funds within five (5) business days after receiving written notice form TNDK that the Financial Close Date did not occur on or before December 31, 2011.

3.           Asset Management Agreement.  Effective as of the Financial Close Date (as defined below), NEDAK and TBF shall enter into an Asset Management Agreement (the “AMA”).  The AMA shall have an initial term of seven (7) years and such other terms as mutually agreed upon by TBF and NEDAK.  For purposes of this Agreement, the term “Financial Close Date” shall mean the date upon which both (a) the Loan Restructuring has been finalized to the reasonable satisfaction of both the NEDAK Board and TNDK, and (b) the offering of Class B Units pursuant to the PPM has been closed and NEDAK and TNDK have delivered instructions to the Escrow Agent to release the subscription funds held in escrow.  The Financial Close Date is currently anticipated to be December 30, 2011.

4.           Director Payables.  NEDAK currently has outstanding payables to the directors serving on the NEDAK Board for past due directors fees (the “Director Payables”).  TNDK agrees that at or subsequent to Financial Close Date, NEDAK shall take such steps as necessary to convert the Director Payables into Class A Preferred Membership Units (the “Class A Units”) in NEDAK and issue Class A Units to the directors in accordance with Exhibit 3 attached hereto with such Class A Units having the rights and privileges of Class A Unit Holders set forth in the Fourth Operating Agreement (as defined in Section 2(c)(vi) of this Letter Agreement), including, without limitation, the 10% Class A Unit preferred return; provided, that upon the effective date of the Fifth Operating Agreement (as defined in Section 2(c)(iii) of this Letter Agreement), such Class A Units shall have the rights and privileges of Class A Unit Holders set forth in the Fifth Operating Agreement.

5.           Other Outstanding Payables.

(a)           Payment of Outstanding Payables.  NEDAK and TNDK agree that subsequent to the Financial Close Date, NEDAK shall utilize the subscription proceeds received pursuant to the PPM, including the TNDK Subscription Funds, and/or such additional funds received by NEDAK pursuant to the terms of the AMA (collectively, the “Cash Proceeds”) to make the following payments:

(i)           Payment in full to J.E. Meuret Grain Company for the outstanding payable due as of the Financial Close Date;

(ii)           Repayment of those certain loans made by the directors of NEDAK in the aggregate amount of $75,000 for use by NEDAK to make certain payments to the TIF Lender;

(iii)           Repayment of those certain loans made by the directors of NEDAK in the aggregate amount of $18,750 for costs associated with the original organization of the  company;

(iv)           Payment of those certain accounts payable owing to farmers providing corn to NEDAK in the aggregate amount of up to Three Million Two Hundred Seventy-Seven and Ten Dollars ($3,277,010); and

(v)           Payment of amounts owing to Quantum Growth Group, LLC in the amount of $70,000 pursuant to that certain letter engagement agreement dated June 11, 2010, as amended by letter agreement dated July 16, 2010.

(b)           Other Agreements.  In addition to the above payments, NEDAK also agrees to the following:

(i)           Subsequent to the Financial Close Date, NEDAK shall commence discussions with HWS Energy Partners, L.L.C. (“HWS”) and use commercially reasonable efforts to renegotiate the terms of that certain Plant Operating Agreement dated July 7, 2007 (the “HWS Agreement”) to eliminate, or materially reduce, the “Fee at Risk” payments set forth in the HWS Agreement; and

(ii)           On the Financial Close Date, NEDAK will deliver to TNDK an affidavit (the “Payables Affidavit”) signed by both its:  (A) President and General Manager, and (B) the Chairman of the Board, confirming that except for those payables referenced in this Section 5 and the payment of such taxes, fees, expenses or other amounts set forth in Section 6 below, that NEDAK does not have any other outstanding payables in amounts in excess of $10,000 on an individual payable basis.

6.           Sources and Use of Cash.   TNDK and NEDAK agree that subsequent to the Financial Close Date, in addition to the payments referred to in Section 5 above, NEDAK shall have the right to utilize the Cash Proceeds as set forth in this Section 6 for the following expenditures, subject to lender approval:

(a)           Approved Non-Capital Expenditures.  NEDAK shall have the right to use the Cash Proceeds for the expenditures set forth in Exhibit 4 attached hereto in order to pay down the Senior Loan pursuant to the requirements of the Loan Restructuring, pay outstanding tax payables, and pay the other fees and expenses incurred by NEDAK in connection with the offering of Class B Units, the restructuring of the Senior Loan and TIF Loan and the negotiation of the AMA as described in Exhibit 4; provided, however, in the event that the actual cost for the respective expenditure exceeds the estimated expenditure amount set forth on Exhibit 4 by more than five percent (5%) (the “Ex

Increase Amount”); NEDAK shall be required to obtain approval from TNDK prior to paying the Ex Increase Amount.

(b)           Approved Capital Expenditures.  NEDAK shall have the right to use the Cash Proceeds to make those capital expenditures set forth on Exhibit 5 attached hereto; provided, however, in the event that the actual cost for the respective capital expenditure exceeds the estimated capital expenditure amount set forth on Exhibit 5 by more than five percent (5%) (the “Cap Ex Increase Amount”); NEDAK shall be required to obtain approval from TNDK prior to paying the Cap Ex Increase Amount.

Except as set forth in this Section 6 or Section 5 above, NEDAK’s right to utilize the Cash Proceeds shall at all times from and after the Financial Close Date be subject to the TNDK approval requirements set forth in Section 5.18 of the Fifth Operating Agreement.

7.           Environmental Matters.  Within sixty (60) days following Financial Close, NEDAK agrees to undertake a mutual review of the environmental and safety status of the NEDAK plant with TNDK in order to assess compliance of HWS with the terms of the HWS Agreement related to applicable environmental and safety laws and regulations (the “HWS Review”).  If, upon completion of the HWS Review, NEDAK or TNDK discover any material breaches of the HWS Agreement, NEDAK agrees that it will promptly issue a notice of default to HWS for such breaches demanding that HWS cure the respective breaches within the applicable cure period set forth in the HWS Agreement.  In the event that HWS fails to cure such breaches as required under the HWS Agreement, NEDAK agrees to seek the termination of the HWS Agreement subject to and in accordance with the terms of the HWS Agreement.  For the avoidance of doubt, NEDAK and TNDK understand and agree that the obligations of NEDAK set forth in this Section 7 are expressly subject to the terms of the HWS Agreement and nothing contained in this Letter Agreement shall be construed to obligate NEDAK to take steps to terminate the HWS Agreement if a contractually permissible right to terminate HWS is not available pursuant to the terms of the HWS Agreement.

8.           PPM Supplement.  NEDAK intends to prepare and distribute a supplement to the PPM (the “Second PPM Supplement”)  to disclose the New Conversion Rate, the current terms of the TNDK Investment, the current status of negotiations with TBF relating to the AMA, the intent of the NEDAK Board to adopt a Fifth Operating Agreement and a summary of the modifications to be included therein, the current status of negotiations with the Senior Lending Group and the TIF Lender and any additional items that NEDAK determines to include in the Second PPM Supplement.  Prior to distribution of the Second PPM Supplement, TNDK shall have the right to review the Second PPM Supplement and to approve the disclosures related to the TNDK Investment which approval shall not be unreasonably withheld.

9.           Loan Restructuring Condition.  The parties hereto understand and agree that the obligations of the parties under this Letter Agreement, and any deliverables required pursuant hereto, are subject to and expressly conditioned upon the negotiation of the Loan Restructuring on terms acceptable to the NEDAK Board and approved by TNDK.

10.          Indemnification.  NEDAK shall indemnify, defend, protect and hold harmless TNDK, each of TNDK’s members, managers, officers, directors, and employees, and each person controlling TNDK within the meaning of Section 15 of the Securities Act (the “TNDK Indemnified Parties”), against all expenses, claims, losses, damages and liabilities (or actions, proceedings or settlements in respect thereof) (collectively, “Losses”) arising out of or resulting from (a) third party claims against a TNDK Indemnified Party, other than a TNDK Indemnified Party subject to such third party claim solely in his or her capacity as a director of NEDAK, alleging any untrue statement of a material fact contained in the PPM or any other document incident to the offering contemplated by the PPM, or alleging any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by NEDAK of the Securities Act, applicable state securities laws, or any rule or regulation thereunder applicable to NEDAK and relating to action or inaction required of NEDAK in connection with the offering contemplated by the PPM, and (b) claims by or fines or penalties issued by any state or federal governmental authority that directly arise out of or result from the failure of the NEDAK plant to operate in compliance with all applicable environmental laws and regulations or the conditions or provisions of all applicable permits; provided, that any such claims, fines or penalties are based solely on conditions or failures existing on or before the Financial Close Date.  For the avoidance of doubt, the parties understand and agree that NEDAK’s indemnification obligations for Losses pursuant to this Section 10 do not extend to any losses sustained by TNDK in its capacity as a holder of Class B Units, or any other class of units, of NEDAK.

11.           Third Party Beneficiaries.  The provisions of this Letter Agreement are intended for the sole benefit of TNDK and NEDAK and, except to the extent expressly provided in this Letter Agreement for the benefit of any TNDK Indemnified Parties to be indemnified hereunder, shall not imply or create any rights on the part of, or obligations to, any other person or entity.

12.           Governing Law.  This Letter Agreement shall be governed by the internal laws of the State of Nebraska, excluding its conflict of laws provisions.

13.           Conflicts in Documentation.  In the event of a conflict or variation between any provision within the Transaction Documents and the PPM, the Transaction Documents shall take precedence over the PPM.

14.           Survival.  Except for the terms and conditions set forth in this Letter Agreement which by their terms expire as of the Financial Close Date, all other agreements and covenants between NEDAK and TNDK set forth in this Letter Agreement shall survive the Financial Close Date.

15.           Effective Date.  This Letter Agreement shall be effective upon the date signed by TNDK below (the “Effective Date”).

Very truly yours,

NEDAK ETHANOL, LLC

By:	/s/ Jerome Fagerland

Its:	President and General Manager

ACKNOWLEDGED AND AGREED TO
AS OF THE 30th DAY OF DECEMBER, 2011:

TNDK, LLC,
a Delaware limited liability company

By:     /s/ Jerry K. Crouse
Its:  Chief Executive Officer
         and Vice Chairman